Exhibit 12.1
Critical Therapeutics
Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2007	2006	2005	2004	2003	2002
Pretax Loss	$(17,606)	$(48,782)	$(47,090)	$(33,303)	$(22,374)	$(5,967)
Fixed Charges:
Interest Expense	69	214	191	172	93	8
Rental Expense	57	149	127	153	45	20
Capitalized Expenses	1	10	6	—	—	—

Total Fixed Charges	126	363	318	325	138	28

Earnings	(17,480)	(48,419)	(46,772)	(32,978)	(22,236)	(5,939)

Ratio of earnings to fixed charges (1)	$—	$—	$—	$—	$—	$—

(1)	For the six months ended June 30, 2007 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, our earnings were insufficient to cover fixed charges by $17.5 million, $48.4 million, $46.8 million, $33.0 million, $22.2 million and $5.9 million, respectively.